Exhibit 99.1
UNDERTAKING
     I, William A. Ackman, hereby agree that in the event that I am elected as a director of Target Corporation, a Minnesota corporation ( “Target”), at Target’s 2009 Annual Meeting of Shareholders scheduled to be held on May 28, 2009 (the “2009 Annual Meeting”), I will retain my personal economic interest (valued at approximately $55 million as of the date hereof) that is currently held in Pershing Square IV, L.P. and Pershing Square International IV, Ltd. (together, “Pershing Square IV”) which are investment vehicles dedicated to investments in Target, for a period ending on the later of (i) May 28, 2014 and (ii) the first day on which I cease to be a director of Target; provided, however, that in no event shall this undertaking restrict any change in the form of my beneficial ownership in Pershing Square IV; provided, further, that in no event shall the restrictions contained in this undertaking apply to any Target securities held in Pershing Square IV in which I do not have a personal economic interest.
     Nothing contained in this undertaking shall limit or otherwise restrict the form of Pershing Square IV’s future investments in Target, whether such investments are held in options, stock or otherwise.
     This undertaking shall take effect on the first day on which I am seated as a director of Target as a result of my election at the 2009 Annual Meeting. This undertaking shall be void and have no force or effect if (i) I am not elected as a director of Target at the 2009 Annual Meeting, or (ii) I am not seated as a director of Target by June 30, 2009 in the event the undersigned is elected as a director of the Company at the 2009 Annual Meeting.

/s/William A. Ackman

William A. Ackman

Date: May 26, 2009